EXHIBIT 99.1

LD Micro Conference Management Presentation:

Transcript of Prepared Remarks

Introduction by conference host:

Bit Digital is a sustainability-focused generator of digital assets with large-scale, global mining operations representing a currently-owned maximum hash rate of 2,574 PH/S – one of the largest publicly-listed bitcoin mining companies.

Management presentation transcript:

Hello, and thanks for joining the conference. I’m Bryan Bullett, Chief Executive Officer of Bit Digital, Inc. We are a bitcoin mining company headquartered in New York City. Our ordinary shares trade on the Nasdaq Capital Market under the ticker “BTBT”. This presentation will provide a brief introduction to our business and the Company.

Bitcoin mining refers to the work of verifying transactions on the bitcoin network. This work is central to the security built-in to the bitcoin blockchain. A decentralized network of many individual specialized computers, known as miners, spread around the globe, independently verify transactions, making the blockchain nearly impervious to hacking or manipulation.

Unlike some traditional financial systems, there’s no single point of failure susceptible to hacking, phishing, ransomware, double-spending attacks, censorship, or similar security risks. For solving the network’s complex cryptographic puzzles, miners earn bitcoin rewards to incentivize this work, and our Company’s revenues are primarily in the form of bitcoins awarded from the network.

As background on the Company, Bit Digital entered bitcoin mining in early 2020, though our founders’ experience dates back farther. In a little over a year, we’ve scaled rapidly. And today, we have one of the largest operating fleets of any US-listed bitcoin miner. We currently own approximately 46,000 machines, representing over 2.5 Eh/s, which we believe is among the highest currently-owned hash rates, or computing power, of any US-listed bitcoin miner.

As an example of our mining capability, our fleet generated 425 bitcoins in the month of January 2021. While the figure varies from month to month, primarily due to miner relocations, that’s a reasonable approximation of our fleet’s capacity when fully deployed. For the full first quarter of 2021, we earned 1,013 bitcoins. Our revenue for the first quarter was approximately $44 million.

We are a global organization. While our Company’s origins are in China, we’ve been migrating our leadership, operations and miners to North America, to provide greater transparency, and access to the stable regulatory environment here.

One recent example was our announcement that Brock Pierce, Chairman of the Bitcoin Foundation, joined our advisory board and leadership team. Brock is a noted entrepreneur, investor and visionary with enormous stature in the crypto community, and has significant mining experience. We’re excited to have him on board.

While our headquarters are in New York, we believe our international operations provide several strategic advantages, which will continue to serve us going forward.

One is our approach to sourcing miners. As distinct from many peers, we generally don’t enter into long term forward purchase agreements with manufactures. Because of the tight supply, delivery and price uncertainty, and long lead times associated with forward purchases, we believe we achieve greater capital efficiency by purchasing on the spot market. We enjoy differentiated sourcing relationships especially in China, that enable us to source machines rapidly, at scale and at attractive pricing. In this way, we can deploy newly-purchased miners generally within about a month, as opposed to forward purchase terms that can sometimes exceed a year, and can carry significant uncertainty on both pricing and delivery. By way of example, on April 6, we announced the spot purchase of nearly 5,000 miners, for deployment in North America.

Another differentiator is that we generally acquire miners one to two generations back from the latest generation. So while our miners may not be the newest models, this is more than offset by the speed at which we can deploy, which drives our payback period on miner purchases, a key metric we monitor. This again results in greater overall capital efficiency and returns than could be achieved by sourcing the newest model miners, in our view.

One important topic in the news is mining’s sustainability. Since entering mining last year, the Company has utilized a significant portion of renewable or carbon-free energy. We recently engaged an independent ESG, or “Environmental, Social and Governance” consultant, to benchmark our sustainability, help us set targets and track progress. We look forward to sharing results of this review in the future.

In the meantime, we have and continue to seek hosting for our machines at locations where the energy supply is partially or entirely carbon-free. We have also used a practice of migrating miners seasonally to access cheap and plentiful hydroelectric power when and where it’s available. As a result, as of April 2021, we estimated that we used a majority carbon-free energy, on an annualized weighted average basis, accounting for these seasonal migrations.

Going forward, we look to continually increase our usage of carbon-free energy and other sustainability solutions. One example was a new 40 MW hosting partnership announced in March, that features participation in a voluntary energy curtailment program. Curtailment means essentially that we provide the grid the ability to reduce or shut down our energy consumption when needed, such as periods of peak demand or low supply. Curtailment is an important sustainability feature, as it helps the grid provide continuous power to mission-critical users like hospitals. It can also help balance out intermittent supply sources like wind and solar, and in this way can help allow the grid bring online more renewables.

Finally, we have also a hosting partnership in Alberta, Canada with a company that develops mining sites on dormant natural gas wells. The Canadian government estimates that there are thousands of dormant wells currently venting or flaring waste gas into the atmosphere. This waste gas is mostly methane, which has a far greater warming effect than CO2. By repurposing waste gas for mining, it can be efficiently burned in a way that reduces its net greenhouse gas effect, and provide power to the bitcoin network by hosting our miners in these remote gas well locations that are often far removed from retail power customers. We like to say that bitcoin mining machines don’t care where they live, which makes them an ideal user of otherwise stranded energy resources.

On that note, one final differentiator is our approach to hosting. Unlike some peers, we’ve generally stayed away from vertical integration in this area. We’ve been successful securing power and hosting through strategic partnerships with institutional-quality host providers. While hosting is a good business, and we have great respect for our partners, we see it as a hybrid of two mature, capital-intensive industries – energy and real estate. While we may, from time to time, consider capital expenditures related to hosting, we generally prefer to deploy our capital within the higher-growth digital assets sector, which we believe offers superior return and growth potential.

In the coming months, we look forward to announcing several exciting new initiatives in the digital assets ecosystem that we believe will drive attractive returns for shareholders, and further differentiate our Company.

I’ll leave you with a comment on valuation. Based on our first quarter revenue of approximately $44 million dollars, and our share price at the time of this recording, we believe that Bit Digital’s revenue multiple is a great value within our peer group. We view our current valuation as highly attractive, and welcome new investors to get involved in our exciting Company, which we believe represents a great way to gain exposure to crypto through a NASDAQ-traded security.

Thank you for watching, and for participating in the conference.

Safe Harbor Statement

This presentation may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.